Exhibit 99.1

Foresight Announces Another Sale of QuadSight™ Prototype

The system was ordered by a leading global Chinese electric vehicle manufacturer

Ness Ziona, Israel - July 11, 2018 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, today announced the sale of another prototype of its breakthrough QuadSight™ quad-camera vision system targeted for the semi-autonomous and autonomous vehicle market.

Designed to allow near-100% obstacle detection under any weather and lighting conditions, the system was ordered by a leading Chinese electric and autonomous vehicle manufacturer to evaluate the system and its performance with the manufacturer’s current electric vehicles. The vehicle manufacturer may choose to integrate QuadSight™ into its future autonomous electric vehicles upon successful testing. Revenue from the prototype system sale is expected to total tens of thousands of dollars.

“According to a report by Frost & Sullivan earlier this year, more than 1.2 million electric vehicles were sold globally in 2017. Notably, China led the market with 49.5% of total sales,” stated Doron Cohadier, Foresight’s VP of Business Development. “With China expected to be the largest market for electric vehicles for at least the next five to seven years, and as analysts at Boston Consulting Group predict that more than five million conventional cars per year could be replaced by fully or semi-autonomous electric vehicles, we feel that our QuadSight™ system is well suited for the evolving Chinese electric vehicle market.”

This and any future sale of QuadSight™ prototypes is expected to provide Foresight with important customer feedback and a deeper understanding of each customer’s main requirements, while also allowing Foresight to modify the system to accommodate various customer needs within a short period of time. Customer satisfaction at the end of the evaluation process may lead to orders of QuadSight™ systems by the vehicle manufacturer for mass production.

By selling additional prototypes, Foresight intends to increase awareness of its unique solution, address additional potential customers, and expand its presence with vehicle manufacturers and tier-one automotive suppliers. Foresight believes that a closer evaluation of the technology by potential customers may lead to future collaborations in research and development, integration and commercialization of the QuadSight™.

About QuadSight™

Foresight first launched a demo of its QuadSight™ system in January at the Consumer Electronics Show in Las Vegas. Foresight regards QuadSight™ as the industry’s most accurate quad-camera vision system, offering exceptional obstacle detection for semi-autonomous and autonomous vehicle safety. Using proven, highly advanced image-processing algorithms, QuadSight™ uses four-camera technology that combines two pairs of stereoscopic infrared and daylight cameras. QuadSight™ is designed to achieve near-100% obstacle detection with near-zero false alerts under any weather or lighting conditions – including complete darkness, rain, haze, fog and glare.

Stereoscopic vision technology’s exceptional three-dimensional (3D) images, detection and accuracy are essential for safe and reliable semi-autonomous and autonomous vehicle vision systems. Stereoscopic cameras exceed a human driver’s ability to see objects in real time, whether large or small, in-motion or static, and from short or long-range distances. The dynamic driving environment demands a level of accuracy that only stereoscopic cameras can provide.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular-based solutions for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle's surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that the QuadSightTM system may be integrated into the manufacturer’s future vehicles, amount of revenue, that the QuadSight™ system may be well suited for the evolving Chinese electric vehicle market, that sales of QuadSightTM prototypes are expected to provide important customer feedback, that sales of QuadSightTM prototypes will strengthen relationships with potential customers, that customer satisfaction may lead to orders of QuadSightTM systems by the vehicle manufacturer, increasing awareness of its unique solution, addressing potential customers, expanding presence by selling additional prototypes, and that a closer evaluation of the technology by potential customers may lead to future collaborations in research and development, integration and commercialization of the QuadSight™. In addition, Foresight is using forward-looking statements when it discusses that it intends to increase awareness of its unique solutions, to address potential customers and expand its presence with vehicle manufacturers and automotive tier one suppliers by selling additional prototypes. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

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